EXHIBIT 99.1

Feldman Financial Advisors, Inc.

1725 K Street, NW - Suite 205
Washington, DC 20006
202-467-6862
(Fax) 202-467-6963

Heritage Financial Group Albany, Georgia Conversion Valuation Appraisal Update Valued as of May 12, 2005 Prepared By Feldman Financial Advisors, Inc. Washington, D.C.

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Feldman Financial Advisors, Inc.

1725 K Street, NW - Suite 205
Washington, DC 20006
202-467-6862
(Fax) 202-467-6963

May 12, 2005

Board of Directors
Heritage Financial Group
310 West Oglethorpe Boulevard
Albany, Georgia 31701

Members of the Board:

            Feldman Financial Advisors, Inc. ("Feldman Financial") hereby provides an updated appraisal ("Appraisal") of the estimated pro forma market value of Heritage Financial Group ("Heritage" or the "Company") on a fully converted basis, as of May 12, 2005, in conjunction with the Company's proposed offering for sale of a minority interest of its common stock (the "Stock Offering"). The Company is the mid-tier holding company for HeritageBank of the South and will offer 30% of its common stock for sale in the Stock Offering. The remaining 70% of common stock will be owned by the mutual holding company ("MHC"), Heritage, MHC.

            In preparing this Appraisal, we conducted an analysis of the Company that included discussions with its management. In addition, where appropriate, we considered information based upon other available public sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We also reviewed conditions in the securities markets in general and the market for thrift stocks in particular. Our Appraisal is based on representations by the Company that information contained in the preliminary offering prospectus and information furnished to us by the Company and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements or any of the other information provided to us by the Bank or its independent auditor. Our previous valuation report as of March 14, 2005 is incorporated and supplemented herein by reference. We are not aware of any material changes in the Company's financial condition since our original Appraisal.

            Our Appraisal is not intended, and must not be construed to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Stock Offering. Moreover, because such valuations are necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Stock Offering will thereafter be able to sell such shares at prices related to our estimate of the Company's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

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Feldman Financial Advisors, Inc.

Board of Directors
Heritage Financial Group
May 12, 2005

Comparative Group Price Performance

            Since our prior valuation report, trading market valuations of thrift stocks have trended downward. Exhibit 1 summarizes the net price change of the Comparative Group utilized in the original Appraisal and selected market indexes between March 14, 2005 and May 12, 2005. The Comparative Group posted an average price change of negative 4.3%. Ten of the thirteen Comparative Group companies posted declines over this eight-week period. The average price-to-earnings ("P/E") ratio of the Comparative Group declined by 4.1% from 18.6x to 17.1x. The average price-to-book value ("P/B") ratio of the Comparative Group declined by 4.6% from 125.4% to 119.3%, while the average price-to-tangible book ("P/TB") ratio of the Comparative Group also declined by 4.6% from 135.9% to 129.2%.

Recent Stock Market Conditions

            As reflected by the Comparative Group stock price performance, stock market conditions weakened over the past eight since weeks since our original Appraisal of March 14, 2005. In response to rising inflationary pressures, the Federal Reserve increased its key short-term interest rate on March 22, 2005 for the seventh time since June 2004 and signaled that it would keep raising rates in coming months to prevent inflation from accelerating. Stock prices declined and Treasury yields increased after the central bank's top policymaking committee announced its action and released a statement interpreted by many analysts as a warning that interest rates might rise more sharply and quickly than anticipated.

            Financial stock prices stumbled as concerns rose again concerning net interest margin compression and accounting irregularities with specific companies in the insurance, banking, and mortgage industries. As displayed in Exhibit 1, the SNL All Public Thrift Index declined by 3.3% over the past eight-week period. The SNL Thrift $250-$500 Million Index decreased by 7.1% and the SNL MHC Index fell by 7.3%. The broader market also declined as evidenced by the 3.9% decline in the S&P 500-Stock Index.

Recent Thrift Conversion Activity

            Exhibit 2 provides a summary of recent first-stage MHC stock offerings completed in 2004 and 2005 year-to-date. Since our original Appraisal, three MHC stock offerings were completed: FedFirst Financial Corp., Brooklyn Federal Bancorp, and Prudential Bancorp. As shown in Exhibit 2, the fully converted price-to-book value ratios for these offerings ranged from 86.0% to 89.6% and all three stock issues are currently trading below their initial public offering ("IPO") prices. Of the eight MHC stock offerings completed in 2005 thus far, only two are

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Feldman Financial Advisors, Inc.

Board of Directors
Heritage Financial Group
May 12, 2005

trading above their IPO prices: Kentucky First Federal Bancorp, which involved a simultaneous capital raising and acquisition, and Kearny Financial Corp., a large offering that raised over $200 million of gross proceeds. The dampened after-market performance of these recent offerings reflects the weakened market conditions for thrift stocks since the beginning of the year.

Valuation Review and Analysis

            In our original Appraisal, the established valuation range for Heritage reflected discounts to the Comparative Group of publicly traded companies on a P/B basis from 31.1% to 39.5% and on a P/TB basis from 36.4% to 44.2%. As noted earlier, the trading valuations of the overall thrift stock market and the Comparative Group have declined over the past eight weeks. In order to maintain the same level of relative discounts on a P/B and P/TB basis, we conclude that it is necessary to adjust the Company's pro forma valuation range downward. As a result of decreasing the midpoint valuation from $100.0 million on a fully converted basis to $85.0 million, the Company's pro forma P/B and P/TB ratios are reduced from 75.8%-86.4% across the minimum to adjusted maximum valuation range to corresponding ratios of 71.5%-82.7%.

            With a revised midpoint valuation of $85.0 million on a fully converted basis, the revised minimum is $72.3 million, the revised maximum is $97.8 million and the adjusted maximum is $112.4 million. Exhibit 3 presents the pro forma assumptions for the fully converted valuation of Heritage. Exhibit 4 reflects the pro forma fully converted financial data for Heritage at the minimum, midpoint, maximum, and adjusted maximum levels of the revised valuation.

MHC Comparative Group

            In our original Appraisal, we compared the Company on a fully converted basis to a comparative group of fully converted, publicly traded thrifts selected on the basis of asset size, financial profile, operating characteristics, and geography. In this updated Appraisal, we have utilized alternative comparative group selection criteria to include a group of publicly traded thrift MHCs. The specific criteria applied included the following: (i) public thrift MHCs not subject to a pending acquisition or second-stage conversion; (ii) common stock issue listed on the NASDAQ market exchange; (iii) stock issue trading for at least six months; and (iv) asset size between $200 and $800 million. The applied criteria resulted in a selection of 13 companies for the MHC Comparative Group. General information about the members of the MHC Comparative Group is displayed in Exhibit 8.

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Feldman Financial Advisors, Inc.

Board of Directors
Heritage Financial Group
May 12, 2005

Financial Comparisons Summary

            Exhibits 9 and 10 summarize financial comparisons of the Company with the MHC Comparative Group. Similar to the peer group analysis conducted in our Appraisal, the Company is characterized by superior profitability. The Company's return on average assets ("ROA") measured 1.04% for the last twelve months ("LTM") period, exceeding the MHC Comparative Group average of 0.54%. The Company's return on average equity ("ROE") measured 9.28% and surpassed the corresponding MHC Comparative Group average of 4.87%.

            The Company's strong profitability versus the MHC Comparative Group was attributable to its higher net interest margin and non-interest income ratio, offset partially by its higher non-interest expense ratio. The Company's net interest margin is bolstered by its diverse loan portfolio, coupled with a significant concentration of lower-costing core deposits.

            The Company's equity to assets ratio of 11.39% was positioned below the MHC Comparative Group average of 13.31%. The Company maintained a higher concentration of loans to assets relative to the MHC Comparative Group and a lower concentration of investments. As noted in the Appraisal, the Company's relatively high level of other assets consisted of fixed assets and bank-owned life insurance.

            As the result of a concerted effort to curtail certain higher-risk lending activities, the Company's growth rates of assets, loans, and deposits trailed the MHC Comparative Group averages. The Company's asset quality compared favorably to the MHC Comparative Group as evidenced by its 0.15% ratio of non-performing assets to total assets, contrasted against the MHC Comparative Group average of 0.44%.

	Heritage Financial Group	MHC Group Average
Total Assets (mil.)	$343.5	$453.2
Total Equity / Assets	11.39%	13.31%
Tangible Equity / Assets	11.39%	12.79%
LTM ROA	1.04%	0.54%
LTM ROE	9.28%	4.87%

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Feldman Financial Advisors, Inc.

Board of Directors
Heritage Financial Group
May 12, 2005

Market Valuation Summary

            Exhibit 11 provides the pro forma valuation ratios of the MHC Comparative Group on a fully converted basis. The valuation ratios for the MHC Comparative Group companies have been computed based on the following assumptions: (i) all shares owned by the MHC are sold at the current stock price; (ii) the gross proceeds are adjusted to reflect estimated offering expenses equivalent to 3% of the gross offering; (iii) stock benefit plans in the form of the employee stock ownership plan and management recognition plan are assumed to purchase 8% and 4% of the stock offering; and (iv) net proceeds are assumed to be reinvested at the one-year Treasury yield and earnings are adjusted for the impact of the stock benefit plans.

            Exhibit 12 compares the pro forma fully converted valuation ratios of Heritage with the pro forma fully converted valuation ratios of the MHC Comparative Group. At the revised midpoint valuation of $85.0 million, Heritage is valued at a pro forma P/B and P/TB ratio of 75.8%, which reflects a 16.0% discount to the MHC Comparative Group fully converted P/B ratio average of 90.2% and an 18.8% discount to the MHC Comparative Group average P/TB ratio of 93.4%. Seven of the thirteen members of the MHC Comparative Group completed their stock offerings in 2004, are currently valued at prices ranging from 0.0% to 11.8% above their initial offering prices, and have been sharply impacted by declining trading valuations for thrift stocks overall and recent MHC issues in particular. Thus, the MHC Comparative Group partially reflects a level of discounts normally ascribed to newer, less seasoned stock issues.

	Heritage Fully Converted				MHC Comp. Group Fully Converted
	Min.	Mid.	Max.	Adj. Max	Avg.	Median
Price / LTM EPS (x)	17.1	19.8	22.4	25.2	27.8	27.4
Price / Book Value (%)	72.3	75.8	79.4	82.7	90.2	89.1
Price / Tangible Book (%)	72.3	75.8	79.4	82.7	93.4	90.6
Price / Total Assets (%)	17.8	20.4	22.9	25.5	19.5	19.8
Premium or Discount to MHC Comparative Group Average
Price / LTM EPS	-38.5%	-28.8%	-19.4%	-9.4%
Price / Book Value	-20.7	-16.0	-12.0	-8.3
Price / Tangible Book	-23.4	-18.8	-15.0	-11.5
Price / Total Assets	-8.6	4.7	17.3	31.0

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Feldman Financial Advisors, Inc.

Board of Directors
Heritage Financial Group
May 12, 2005

            Exhibit 13 compares the revised pro forma valuation ratios of Heritage on the MHC Stock Offering basis, assuming a sale of 30% of its common stock, with the currently reported valuation ratios of the MHC Comparative Group. At the Company's revised midpoint and maximum valuations, the resulting P/B ratios of 145.1% and 158.7%, respectively, are positioned below the MHC Comparative Group average P/B ratio of 169.3%. Also at the Company's midpoint and maximum valuations, the resulting P/TB ratios of 145.1% and 158.7%, respectively, are positioned below the MHC Comparative Group average P/TB ratio of 181.6%. The MHC Comparative Group, on average, sold approximately 40% of their common stock in the initial public offering. The lower percentage being sold by the Company has the effect of raising its pro forma P/B and P/TB ratios due to the lesser amount of capital proceeds raised. Assuming a 40% sale of common stock for Heritage would reflect MHC Stock Offering ratios for the P/B and P/TB calculation of 118.1%, 130.2%, 141.0%, and 152.0% at the minimum, midpoint, maximum, and adjusted maximum, respectively.

	Heritage MHC Stock Offering				MHC Comp. Group Currently Reported
	Min.	Mid.	Max.	Adj. Max	Avg.	Median
Price / LTM EPS (x)	21.3	25.0	29.4	34.5	31.3	32.1
Price / Book Value (%)	130.2	145.1	158.7	172.7	169.3	166.7
Price / Tangible Book (%)	130.2	145.1	158.7	172.7	181.6	168.6
Price / Total Assets (%)	20.1	23.4	26.7	30.4	21.8	21.8
Premium or Discount to MHC Comparative Group Average
Price / LTM EPS	-31.9%	-20.1%	-6.1%	-10.2%
Price / Book Value	-23.1	-14.3	-6.3	2.0
Price / Tangible Book	-28.3	-20.1	-12.6	-4.9
Price / Total Assets	-7.8	7.3	22.5	39.4

Valuation Conclusion

            It is our opinion that upon reviewing current market conditions, the aggregate estimated pro forma market value of the Company on a fully converted basis is within the valuation range of $72,250,000 at the minimum, $85,000,000 at the midpoint, $97,750,000 at the maximum, and $112,412,500 at the adjusted maximum. The revised midpoint valuation of $85,000,000 as of May 12, 2005 represents a 15.0% decrease from the midpoint valuation of $100,000,000 established in our original Appraisal as of March 14, 2005.

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Feldman Financial Advisors, Inc.

Board of Directors
Heritage Financial Group
May 12, 2005

            Exhibit 14 displays the assumptions utilized in computing the Company's valuation ratios on a MHC Stock Offering basis. Exhibit 15 displays the resulting pro forma data assuming a sale of 30% of the aggregate pro forma market value of common stock. The gross MHC Stock Offering amounts assuming a 30% sale of the Company's common stock range from $21,675,000 at the minimum, $25,500,000 at the midpoint, and $29,325,000 at the maximum to $33,723,750 at the adjusted maximum.

Sincerely,

Feldman Financial Advisors, Inc.

/s/ Trent R. Feldman

By:  Trent R. Feldman
       President

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FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 3
Pro Forma Assumptions for Fully Converted Valuation
Heritage Financial Group

1.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.
2.	The net offering proceeds are invested to yield a return of 2.77%, which represented the yield on one-year U.S. Treasury securities at December 31, 2004. The effective income tax rate was assumed to be 31.0%, resulting in a net after-tax yield of 1.91%.

3.	It is assumed that 8.0% of the shares offered for sale at the initial offering price will be acquired by the Company's employee stock ownership plan ("ESOP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a ten-year loan period. No reinvestment is assumed on proceeds used to fund the ESOP.

4.	It is assumed that 4.0% of the shares offered for sale at the initial offering price will be acquired by the Company's restricted stock plan ("RSP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No reinvestment is assumed on proceeds used to fund the RSP.

5.	Fixed offering expenses are estimated at $819,000.
6.	Marketing fees for the stock offering are estimated at 1.35% of the amount of stock sold in the offering, excluding sales to directors, officers, employees, and stock-benefit plans.
7.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.
8.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

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FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 14
Pro Forma Assumptions for MHC Stock Offering
Heritage Financial Group

1.	The aggregate common stock sold in the stock offering will amount to 30% of total shares outstanding. The remaining 70% of common stock will be owned by Heritage, MHC.
2.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.
3.	The net offering proceeds are invested to yield a return of 2.77%, which represented the yield on one-year U.S. Treasury securities at December 31, 2004. The effective income tax rate was assumed to be 31.0%, resulting in a net after-tax yield of 1.91%.

4.	It is assumed that 3.92% of total shares outstanding (or 13.07% of the shares offered for sale) will be acquired by the Company's employee stock ownership plan ("ESOP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a ten-year loan period. No reinvestment is assumed on proceeds used to fund the ESOP.

5.	It is assumed that 1.96% of total shares outstanding (or 6.53% of the shares offered for sale) will be acquired by the Company's restricted stock plan ("RSP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No reinvestment is assumed on proceeds used to fund the RSP.

6.	It is assumed that an additional 4.90% of the total shares outstanding will be reserved for issuance by the Company's stock option plan. The pro forma net income has been adjusted to reflect the expense associated with the granting of options at an assumed options value of $2.28 per share. It is further assumed that options for all shares reserved under the plan were granted to plan participants at the beginning of the period, 30% of the options granted were non-qualified options for income tax purposes, the options would vest at a rate of 20% per year, and compensation expense will be recognized on a straight-line basis over the five-year vesting period.

7.	Fixed offering expenses are estimated at $819,000.
8.	Marketing fees for the stock offering are estimated at 1.35% of the amount of stock sold in the offering, excluding sales to directors, officers, employees, and stock-benefit plans.
9.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.
10.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

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